EXHIBIT 99.1

Neptune Reaffirms Its Patent Position

LAVAL, Quebec, Nov. 12, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces that one of its competitors, Aker BioMarine AS ("Aker"), has recently requested that the U.S. Patent Office ("PTO") review one of the patents in Neptune's portfolio (U.S. Patent No. 8,383,675). This patent is one of two being asserted by Neptune against Aker and another competitor, Enzymotec Ltd., (collectively the "Respondents") in the United States International Trade Commission ("ITC"). Neptune is seeking an order from the ITC that would prevent the Respondents from importing into and selling within the United States infringing products, based on infringement of one or more claims of the asserted Neptune patent. This includes their best-selling krill oil products, consisting of, but not limited to, SuperbaTM Krill Oil and K•REALTM. As a result of the ITC action, Neptune has already reached a recent settlement with krill oil players Olympic and Rimfrost, culminating in a license with an accompanying manufacturing and supply agreement.

Aker's recent filing at the PTO is nothing new. In fact, this PTO filing is now at least the second time that Aker has attempted to try the ITC case in the Patent Office. The ITC hearing is scheduled for December 17-20, 2013, and it could result in the entry of an exclusion order against Aker and Enzymotec long before Aker's latest request for review at the Patent Office is concluded. Neptune remains focused on preparing to try its case in the ITC and preventing the Respondents' infringing products from entering the U.S. market.

"Neptune has a clear vision, which is defending its patent rights and maintaining its leadership in the krill oil market," stated Henri Harland, Neptune's CEO and President. "We remain resolute in defending the rights that come along with being the pioneer in the omega-3 phospholipid krill oil market and look forward to making our case not in the press, but in the ITC and the courts."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc (''NeuroBio''), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com